Exhibit 99.2

POLYMET MINING CORP.

MANAGEMENT DISCUSSION AND ANALYSIS

For the three and nine months ended September 30, 2020

PolyMet Mining Corp.
Management Discussion and Analysis
As at September 30, 2020 and for the three and nine months ended September 30, 2020
Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

General

The following information, prepared as at November 5, 2020 should be read in conjunction with the unaudited condensed interim consolidated financial statements of PolyMet Mining Corp. and its subsidiaries (together “PolyMet” or the “Company”) as at September 30, 2020 and for the three and nine months ended September 30, 2020 and related notes attached thereto, which are prepared in accordance with IAS 34, Interim Financial Reporting and in conjunction with the audited consolidated financial statements for the year ended December 31, 2019 prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).  All amounts are expressed in United States (“U.S.”) dollars unless otherwise indicated.

Effective August 26, 2020, the Company completed a consolidation of its common shares at a ratio of ten pre-consolidation common shares for one post-consolidation common share. As a result of the consolidation, shares issuable pursuant to the Company’s outstanding options, warrants, restricted share units and other convertible securities were proportionally adjusted on the same basis. All common share numbers, numbers of shares issuable under options, warrants and restricted share units and related per share amounts in these consolidated financial statements have been retrospectively adjusted to reflect the share consolidation.

Forward Looking Statements

This Management Discussion and Analysis (“MD&A”) contains statements that constitute "forward-looking statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended (the “US Exchange Act”).  These statements appear in a number of different places in this MD&A and can frequently, but not always, be identified by words such as “expects”, “anticipates”, “believes”, “intends”, “estimates”, “potential”, “possible”, “projects”, “plans” and similar expressions, or statements that events, conditions or results “will”, “may”, “could” or “should” occur or be achieved or their negatives or other comparable words.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause PolyMet’s actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements.  Forward-looking statements include statements regarding the outlook for the Company’s future operations, plans and timing for PolyMet’s exploration and development programs, statements about future market conditions, supply and demand conditions, forecasts of future costs and expenditures, the outcome of legal proceedings, and other expectations, intentions and plans that are not historical fact.  The Company’s actual results may differ materially from those in the forward-looking statements due to risks facing PolyMet or due to actual facts differing from the assumptions underlying the Company’s predictions.

The forward-looking statements contained in this MD&A are based on assumptions, which include, but are not limited to:
●	Obtaining and maintaining permits;
●	Raising the funds necessary to develop the NorthMet Project and continue operations;
●	Executing prospective business plans; and
●	Complying with applicable government regulations and standards.

Such forward-looking statements are subject to risks, uncertainties and other factors, including those listed or incorporated by reference under “Risk Factors” in the Annual Information Form.  These risks, uncertainties and other factors include, but are not limited to:
●	Changes in general economic and business conditions, including changes in interest rates and exchange rates;
●	Changes in the resource market including prices of natural resources, costs associated with mineral exploration and development, and other economic conditions;

PolyMet Mining Corp.
Management Discussion and Analysis
As at September 30, 2020 and for the three and nine months ended September 30, 2020
Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

●	Climate change and the impact of natural or other disasters and global health crises;
●	Actions by governments and authorities including changes in government regulation;
●	Uncertainties associated with legal proceedings; and
●	Other factors, many of which are beyond the Company’s control.

All forward-looking statements included in this MD&A are based on information available to the Company on the date of this MD&A.  The Company expressly disclaims any obligation to update publicly, or otherwise, these statements, whether as a result of new information, future events or otherwise except to the extent required by law, rule or regulation.  Readers should not place undue reliance on forward-looking statements.  Readers should carefully review the cautionary statements and risk factors contained in this and all other documents that the Company files from time to time with regulatory authorities.

Cautionary note to U.S. investors: This MD&A has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ materially from the requirements of United States securities laws applicable to U.S. companies.  For U.S reporting purposes, the United States Securities and Exchange Commission (the “SEC”) has adopted amendments to its disclosure rules (the “SEC Modernization Rules”) to modernize the mineral property disclosure requirements for issuers, referred to as “mining registrants”, whose securities are registered with the SEC.  These amendments became effective in February 2019 with compliance required for the first fiscal year beginning on or after January 1, 2021.  While not applicable to PolyMet, the SEC Modernization Rules replace the historical property disclosure requirements for mining registrants that were included in SEC Industry Guide 7, which will be rescinded from and after the required compliance date of the SEC Modernization Rules.  Information concerning our mineral properties has been prepared in accordance with the requirements of Canadian securities laws, which differ in material respects from the requirements of the SEC set forth in Industry Guide 7.  In accordance with NI 43-101, the terms “mineral reserve”, “proven mineral reserve”, “probable mineral reserve”, “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in accordance with Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) standards. While the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are recognized and required by NI 43-101, and now recognized under the SEC Modernization Rules, SEC Industry Guide 7 does not recognize them. You are cautioned that, except for that portion of mineral resources classified as mineral reserves, mineral resources do not have demonstrated economic viability. Inferred mineral resources have a high degree of uncertainty as to their existence and as to whether they can be economically or legally mined. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Therefore, you are cautioned not to assume that all or any part of an inferred mineral resource exists, that it can be economically or legally mined, or that it will ever be upgraded to a higher category. Likewise, you are cautioned not to assume that all or any part of measured mineral resources or indicated mineral resources will ever be upgraded into mineral reserves.

PolyMet’s mineral resources and mineral reserves have been calculated in accordance with CIM standards and in accordance with the requirements of NI 43-101. Mineral resources which are not mineral reserves do not have demonstrated economic viability. Mineral resources are reported inclusive of mineral reserves.

Summary of Business

PolyMet is a TSX and NYSE American listed Issuer engaged in the exploration and development of natural resource properties.  The Company’s primary mineral property and principal focus is the commercial development of its NorthMet Project (“NorthMet” or “Project”), a polymetallic project in northeastern Minnesota, United States of America, which hosts copper, nickel, cobalt, gold, silver and platinum group metal mineralization.

The NorthMet ore body is at the western end of a series of known copper-nickel-precious metals deposits in the Duluth Complex, one of the largest undeveloped mineral resources in the world.  An updated technical report and feasibility study published in March 2018 confirmed the technical and economic viability, positioning NorthMet as the most advanced of the four large scale deposits in the Duluth Complex: namely, from west to east, NorthMet, Mesaba, Serpentine and Maturi.

The Company acquired a former taconite processing facility in 2005 which is located about six miles west of the NorthMet ore body and comprises a crushing and milling facility, railroad and access rights connecting the plant site to the NorthMet ore body, tailings storage facilities, locomotive fueling and maintenance facilities, water rights and pipelines, administrative offices and lands to the east and west of the existing tailings storage facilities.

PolyMet completed a land exchange with the U.S. Forest Service (“USFS”) on June 28, 2018 and now controls approximately 30 square miles of contiguous surface rights stretching from west of the processing facility to east of the proposed East Pit at NorthMet.

PolyMet Mining Corp.
Management Discussion and Analysis
As at September 30, 2020 and for the three and nine months ended September 30, 2020
Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

PolyMet received its Permit to Mine from the State of Minnesota on November 1, 2018, a crucial permit for construction and operation of the Project.  The Minnesota Department of Natural Resources (“MDNR”) issued all other permits for which the Company applied including dam safety, water appropriations, endangered and threatened species takings, and public waters work permits, along with Wetlands Conservation Act approval.   In addition, PolyMet received air and water permits from the Minnesota Pollution Control Agency (“MPCA”) on December 18, 2018 and the federal Record of Decision (“ROD”) and Section 404 Wetlands Permit from the U.S. Army Corps of Engineers (“USACE”) on March 21, 2019, which was the last key permit or approval needed to construct and operate the Project.  Legal challenges contesting various aspects of the MDNR and MPCA decisions are ongoing and have led to court rulings that have delayed the Project timeline.  Those legal challenges that have reached a final determination have been in favor of the Company.

See additional discussion below.

Summary of Recent Events and Outlook

Highlights and Recent Events
The Company received all key permits and approvals required to construct and operate NorthMet (subject to litigation) and secured title to the surface rights over and around the NorthMet mineral rights.  PolyMet also completed geotechnical investigations, implemented its environmental management system and strengthened its financial position.

More specifically:
●
In November 2019, mineral resources and reserves for the NorthMet deposit were updated based on results of the 2018-2019 drilling program resulting in a Proven and Probable Reserve increase of 14% to 290 million tons and a Measured and Indicated Resource increase of 22% to 795 million tons;

●
In June 2019, a $265.0 million rights offering was completed with the proceeds used to fully repay outstanding debt and strengthen the Company’s financial position.  As a result of the rights offering, ownership in the Company by Glencore, AG (“Glencore”) increased to 71.6%;

●	In March 2019, the federal ROD and wetlands permit were received from the USACE, which was the last key permit or approval needed to construct and operate the Project; and
●
As noted in the “Environmental Review and Permitting” section below, a number of challenges have been filed contesting various aspects of federal and state permitting decisions.  The Company continues to litigate these challenges and has received favorable decisions in all final rulings to date.

Net cash used in operating and investing activities during the nine months ended September 30, 2020 was $20.386 million.  Primary activities during the period related to studies and evaluation of the NorthMet Project, maintaining existing infrastructure, site monitoring and compliance, legal defense of permits, financing and general corporate purposes.

Goals and Objectives for the Next Twelve Months
PolyMet’s objectives include:
●	Successfully defend against legal challenges to permits;
●	Maintain political, social and regulatory support for the Project; and
●	Continue engineering and optimization of the Project.

The Company is in discussions with various sources of debt and equity financing sufficient to fund ongoing permit litigation, Project optimization and construction.  Construction and ramp-up to commercial production is anticipated to take approximately thirty months from receipt of construction funding.  Legal challenges contesting various aspects of the MDNR and MPCA decisions are ongoing and have led to court rulings which adversely affect the Project timeline; however, the Company continues to make preparations to act on those permits as appropriate and assuming positive legal outcomes.

See additional discussion in the sections below.

PolyMet Mining Corp.
Management Discussion and Analysis
As at September 30, 2020 and for the three and nine months ended September 30, 2020
Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

Detailed Description of Business

Asset Acquisition
In November 2005, the Company acquired from Cliffs Erie LLC, a subsidiary of Cleveland-Cliffs Inc. (together “Cliffs”), a former taconite processing facility located approximately six miles west of the NorthMet deposit which includes crushing and milling equipment, plant site buildings, real estate, tailings storage facilities and mine workshops, as well as access to extensive mining infrastructure including roads, rail, water and power.

Plans are to refurbish, reactivate and, as appropriate, update the crushing, concentrating and tailings storage facilities to produce concentrates containing copper, nickel, cobalt and precious metals – platinum, palladium, gold and silver.  Once commercial operations are established, the Company may install an autoclave to upgrade nickel concentrates to produce a nickel-cobalt hydroxide and a precious metals precipitate.

In December 2006, additional property and associated rights were acquired from Cliffs sufficient to provide a railroad connection linking the NorthMet deposit and processing facilities.  The transaction also included railcars, locomotive fueling and maintenance facilities, water rights and pipelines, administrative offices and land to the east and west of the existing tailings storage facilities.

PolyMet indemnified Cliffs for reclamation and remediation associated with the property under both transactions and long-term mitigation plans are included in the Company’s environmental rehabilitation provision.

In June 2018, the Company acquired surface rights over the NorthMet deposit through a land exchange with the USFS using land the Company previously owned.  With the exchange, PolyMet has total surface rights, including ownership and other use and occupancy rights, to approximately 30 square miles of land including the land at the mine and processing sites, the transportation corridor connecting those sites and buffer lands.

Mineral rights in and around the NorthMet orebody are held through mineral leases with RGGS Land & Minerals Ltd., L.P. (“RGGS”) and LMC Minerals ("LMC").  The RGGS lease covers 5,123 acres.  Provided the Company continues to make annual lease payments, the lease period continues until June 12, 2048 with an option to extend the lease for up to five additional ten-year periods on the same terms and further extend as long as there are commercial mining operations.  The LMC lease covers 120 acres that are encircled by the RGGS property.  Provided the Company continues to make annual lease payments, the lease period continues until December 1, 2028 with an option to extend the lease for up to four additional five-year periods on the same terms.  Lease payments to both lessors are considered advance royalty payments and will be deducted from future production royalties payable to the lessor, which range from 3% to 5% based on the net smelter return per ton received by the Company.

Feasibility Study, Mineral Resources and Mineral Reserves
PolyMet published an updated Technical Report under NI 43-101 on the NorthMet Project dated March 26, 2018 (the “Technical Report”) incorporating process improvements, project improvements and environmental controls described in the Final Environmental Impact Statement (“EIS”) and draft permits.  The update also included detailed capital costs, operating costs and economic valuations for the mine plan being permitted.  Preliminary economic assessments for higher production scenarios were also presented.  Proven and Probable mineral reserves were estimated to be 254.7 million short tons grading 0.294% copper, 0.084% nickel, 80 ppb platinum, 268 ppb palladium, 39 ppb gold, 74.42 ppm cobalt, and 1.06 ppm silver.  These mineral reserves lie within Measured and Indicated mineral resources of an estimated 649.3 million short tons grading 0.245% copper, 0.074% nickel, 65 ppb platinum, 221 ppb palladium, 33 ppb gold, 71 ppm cobalt, and 0.91 ppm silver.  See additional details in the Company’s most recent Annual Information Form or the Technical Report, both filed on SEDAR and EDGAR.

PolyMet Mining Corp.
Management Discussion and Analysis
As at September 30, 2020 and for the three and nine months ended September 30, 2020
Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

In November 2019, PolyMet published an updated Mineral Resource and Reserve statement which increased Proven and Probable mineral reserves by 14% to 290 million short tons grading 0.288% copper, 0.083% nickel, 75 ppb platinum, 264 ppb palladium, 39 ppb gold, 73.95 ppm cobalt and 1.06 ppm silver.  These mineral reserves lie within Measured and Indicated mineral resources of an estimated 795.2 million short tons grading 0.234% copper, 0.071% nickel, 62 ppb platinum, 214 ppb palladium, 31 ppb gold, 69 ppm cobalt and 0.87 ppm silver.  The mineral reserve estimates are based on metal prices of $2.91 per pound copper, $5.54 per pound nickel, $28.82 per pound cobalt, $1,058 per ounce palladium, $889 per ounce platinum, $1,274 per ounce gold and $16.19 per ounce silver.   The mineral resource estimates are based on metal prices of $3.34 per pound copper, $6.37 per pound nickel, $33.14 per pound cobalt, $1,216 per ounce palladium, $1,023 per ounce platinum, $1,465 per ounce gold and $18.62 per ounce silver.  Metal recovery factors were applied to each metal based on recovery curves developed.  The net smelter return cutoff was set at $7.98 per ton for mineral reserves and $6.34 per ton for mineral resources and include processing, general and administrative, and water treatment costs.

Environmental Review and Permitting
In November 2015, the MDNR, USACE, and USFS published the Final Environmental Impact Statement and in March 2016, the MDNR issued its decision that the Final EIS met the requirements under the Minnesota Environmental Policy Act.

In November 2018, the Company received all final MDNR permits for which the Company had applied, including the Permit to Mine, dam safety, water appropriations, endangered and threatened species takings, and public waters work permits, along with Wetlands Conservation Act approval.

In December 2018, the Company received all final MPCA permits for which the Company had applied, including the water quality permit, air emission quality permit, and Section 401 Certification.

In March 2019, the Company received the federal ROD and Section 404 Wetlands Permit from the USACE, which was the last key permit or approval needed to construct and operate the Project.  In September 2019, two lawsuits were filed in Minnesota federal court challenging the USACE permits.  PolyMet was not named as a defendant in those actions, but successfully moved to intervene and is now a party in both cases.

Legal challenges were filed in the Minnesota Court of Appeals contesting various aspects of the MDNR and MPCA decisions.  PolyMet is a co-respondent in all suits.

●
During 2019, the Court of Appeals ruled in favor of PolyMet in two state court actions, one which sought to force a supplemental environmental review and the other which challenged the rules used to permit the Project.  These rulings are final.

●
In June 2019, the Court of Appeals transferred challenges to the MPCA water quality permit to Ramsey County District Court for the limited purpose of an evidentiary hearing.  The District Court found that PolyMet’s water quality permit was issued with proper procedures; the ruling will be incorporated into the broader challenge to that permit currently pending before the Court of Appeals.  The case is not expected to be heard until after the Permit to Mine and dam safety permit case currently pending before the Minnesota Supreme Court is decided.

●
In January 2020, the Court of Appeals remanded the Permit to Mine and dam safety permits to the MDNR for a contested case hearing.  The Company, MDNR, and several other groups successfully petitioned the Minnesota Supreme Court to review that decision.  The Company cannot act on the MDNR permits until the Supreme Court rules on the case.  This is anticipated during the first or second quarter of 2021.

PolyMet Mining Corp.
Management Discussion and Analysis
As at September 30, 2020 and for the three and nine months ended September 30, 2020
Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

●
In March 2020, the Court of Appeals remanded the air permit to the MPCA to provide more information to the court in support of its decision to issue the permit.  The Company and MPCA successfully petitioned the Minnesota Supreme Court to review that decision.  The Company cannot act on the MPCA permits until the Supreme Court rules on the case.  This is anticipated during the first or second quarter of 2021.

USFS Land Exchange
In January 2017, the USFS issued its Final ROD authorizing the land exchange.  In June 2018, the Company and USFS exchanged titles to federal and private lands, completing the land exchange giving the Company control over both surface and mineral rights in and around the NorthMet ore body and consolidating the Superior National Forest’s land holdings in northeast Minnesota.

Four legal challenges were filed contesting various aspects of the land exchange Final ROD.  Motions were filed by PolyMet to dismiss each of these suits for lack of standing.  On October 1, 2019, the U.S. District Court for the District of Minnesota dismissed all lawsuits challenging the land exchange Final ROD. These rulings were not appealed and stand as final.

Financing Activities

Glencore Financing
Since October 2008, the Company and Glencore have entered into a series of financing agreements comprising:

●
Equity – $25.0 million placement of common shares in 2009; $30.0 million placement of common shares in 2010; $20.0 million placement of common shares in 2011; $20.960 million purchase of common shares in 2013; $10.583 million purchase of common shares in the 2016 Private Placement; and a $243.435 million purchase of common shares in the 2019 Rights Offering;

●
Convertible debt – $25.0 million initial principal secured convertible debentures drawn in 2008 and 2009 and up to $30 million initial principal unsecured convertible debentures drawn and to be drawn in 2020.  The 2008 and 2009 convertible debt balance was fully repaid with proceeds from the 2019 Rights Offering.  See additional discussion of the 2020 convertible debenture below;

●
Non-convertible debt – $30.0 million initial principal secured debentures drawn in 2015; $11.0 million initial principal secured debenture drawn in 2016; $14.0 million initial principal secured debentures drawn in 2016; $20.0 million initial principal secured debentures drawn in 2017 and 2018; and $80.0 million initial principal secured debenture drawn in 2018 with the final tranche in the amount of $15.0 million cancelled by the Company.  The non-convertible balance was fully repaid with proceeds from the 2019 Rights Offering; and

●	Promissory note – agreement comprising $15.0 million initial principal note drawn in August 2019.

On March 17, 2020, the Company agreed to issue unsecured convertible debentures to Glencore in four tranches during 2020 with a total minimum principal amount of $20.0 million and total maximum principal amount of $30.0 million, the amount of each tranche to be determined jointly by the Company and Glencore. The debentures are due on the earlier of March 31, 2023 or upon US$100 million of Project financing.  Interest will accrue on the unsecured debentures at 4% per annum on the balance drawn and the principal amount of the debentures is convertible into common shares of the Company at a conversion price equal to $2.223.  The first tranche in the amount of $7.0 million was issued on March 18, 2020, the second tranche in the amount of $7.0 million was issued on June 23, 2020 and the third tranche in the amount of $9.0 million was issued on September 30, 2020.  A final tranche of $7.0 million remains unissued.

PolyMet Mining Corp.
Management Discussion and Analysis
As at September 30, 2020 and for the three and nine months ended September 30, 2020
Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

Other Financing

During the nine months ended September 30, 2020, the Company issued nil common shares (September 30, 2019 – 40,017 shares) pursuant to the exercise of share options for proceeds of $nil (September 30, 2019 - $0.046 million).

During the nine months ended September 30, 2020, the Company issued nil common shares (September 30, 2019 – 7,875 shares) to maintain land purchase options with the shares valued at $nil (September 30, 2019 - $0.046 million).

On June 24, 2020, shareholders approved the proposed consolidation of the issued and outstanding common shares of the Company on the basis of up to ten (10) pre-consolidation shares for every one (1) post-consolidation share and further authorized the Board of Directors to determine when and if to effect such consolidation.  Effective August 26, 2020, the Company completed the consolidation at a ratio of ten pre-consolidation common shares for one post-consolidation common share.

Summary of Quarterly Results

	Sep 30, 2020	Jun 30, 2020	Mar 31, 2020	Dec 31, 2019	Sep 30, 2019	Jun 30, 2019	Mar 31, 2019	Dec 31, 2018
Loss from operations	(4,296)	(6,582)	(5,207)	(2,818)	(1,287)	(1,021)	(2,744)	(1,529)
Other income (expense)	955	531	(2,202)	(46,779)	(291)	111	(3,074)	(1,380)
Loss for the period	(3,341)	(6,051)	(7,409)	(49,597)	(1,578)	(910)	(5,818)	(2,909)
Loss for the period ($/share) (1)	(0.03)	(0.06)	(0.07)	(0.50)	(0.02)	(0.03)	(0.18)	(0.09)
Cash (used in) provided by operating activities	(3,976)	(6,156)	(3,569)	(2,393)	(1,415)	1,640	(1,897)	(1,804)
Cash provided by financing activities	9,000	6,915	6,888	-	14,997	2,713	62	45,500
Cash used in investing activities	(1,682)	(2,450)	(2,553)	(5,189)	(4,749)	(4,488)	(5,721)	(36,794)

(1)	Loss per share amounts may not reconcile due to rounding differences and share issuances during the year.

The loss for the period includes share-based compensation for the period ended:

September 30, 2020 - $0.322 million	September 30, 2019 - $0.120 million
June 30, 2020 - $0.648 million	June 30, 2019 - $0.109 million
March 31, 2020 - $0.511 million	March 31, 2019 - $1.189 million
December 31, 2019 - $0.140 million	December 31, 2018 - $0.105 million

Results fluctuate from period to period based on NorthMet development, corporate activities, and non-cash items.  Additional discussion of significant items is included below.

Three months ended September 30, 2020 compared to three months ended September 30, 2019

Focus during the current year period was on legal defense of Project permits, engineering and optimization opportunities, site monitoring and permit compliance, and maintenance of existing infrastructure.

a) Loss for the Period:

During the current year period, the Company incurred a loss of $3.341 million ($0.03 per share) compared to a loss of $1.578 million ($0.02 per share) during the prior year period.  The increased loss was due to additional studies related to engineering and further evaluation of the mineral resource.

PolyMet Mining Corp.
Management Discussion and Analysis
As at September 30, 2020 and for the three and nine months ended September 30, 2020
Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

b) Cash Flows for the Period:

Cash used in operating activities during the current year period was $3.976 million compared to cash used during the prior year period of $1.415 million.  The increase was primarily due to cash used on additional studies and further evaluation of the mineral resource as noted above and changes in working capital.

Cash provided by financing activities during the current year period was $9.000 million compared to cash provided during the prior year period of $14.997 million.  The decrease was due to convertible debenture funding in the current year period compared with non-convertible funding in the prior year period.

Cash used in investing activities during the current year period was $1.682 million compared to cash used during the prior year period of $4.749 million.  The decrease was primarily due to lower capitalized spend following receipt of permits in March 2019 as the Company awaits resolution of legal challenges to permits.

Including the effect of foreign exchange, cash increased during the current year period by $3.344 million to $9.817 million compared to the prior year period where cash increased by $8.830 million to $14.995 million.

c) Capital Expenditures for the Period:

During the current year period, mineral property, plant, and equipment costs were capitalized in the amount of $1.953 million as compared to $4.247 million during the prior year period.  The decrease was primarily due to lower capitalized spend as noted above.

Nine months ended September 30, 2020 compared to nine months ended September 30, 2019

Focus during the nine months ended September 30, 2020 was on was on legal defense of Project permits, engineering and optimization opportunities, site monitoring and permit compliance, maintenance of existing infrastructure and financing.

a) Loss for the Period:

During the current year period, the Company incurred a loss of $16.801 million ($0.17 per share) compared to a loss of $8.306 million ($0.15 per share) during the prior year period.  The increased loss was due to additional studies related to engineering and further evaluation of the mineral resource.

b) Cash Flows for the Period:

Cash used in operating activities during the current year period was $13.701 million compared to cash used during the prior year period of $2.079 million.  The increase was primarily due to cash used on additional studies and further evaluation of the mineral resource as noted above and changes in working capital.

Cash provided by financing activities during current year period was $22.803 million compared to cash provided during the prior year period of $17.772 million.  The increase was due to convertible debenture funding in the current year period compared with rights offering proceeds, debenture repayment, and non-convertible debenture funding in the prior year period.

Cash used in investing activities during the current year period was $6.685 million compared to cash used during the prior year period of $14.551 million.  The decrease was primarily due to lower capitalized spend following receipt of permits in March 2019 as the Company awaits resolution of legal challenges to permits.

Including the effect of foreign exchange, cash increased during the current year period by $2.416 million to $9.817 million compared to the prior year period where cash increased $1.138 million to $14.995 million.

PolyMet Mining Corp.
Management Discussion and Analysis
As at September 30, 2020 and for the three and nine months ended September 30, 2020
Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

c) Capital Expenditures for the Period:

During the current year period, mineral property, plant, and equipment costs were capitalized in the amount of $6.759 million as compared to $30.889 million during the prior year period.  The decrease was primarily due to lower capitalized spend as noted above and lower capitalized borrowing costs.

Liquidity and Capital Resources

Liquidity risk is the risk the Company will not be able to meet its financial obligations as they become due and arises through the excess of financial obligations over financial assets due at any point in time.

In the normal course of business, the Company enters into contracts that give rise to firm commitments for future minimum payments.  In addition to items described elsewhere in these financial statements, as at September 30, 2020, the Company had firm commitments of approximately $0.638 million with approximately $0.266 million due over the next year and the remainder due over the following three years.

Given the ongoing development of the Project, the Company has experienced recurring losses from operations and net cash outflows for operating and investing activities, which are expected to continue until the Project is constructed and operational.  As at September 30, 2020, the Company had cash of $9.817 million, working capital of $5.711 million and an agreement with Glencore to issue unsecured convertible debentures to Glencore in four tranches during 2020 with a total minimum principal amount of $20.0 million and total maximum principal amount of $30.0 million, the amount of each tranche to be determined jointly by the Company and Glencore.  As of September 30, 2020, the Company had issued $23.0 million of convertible debentures to Glencore under this agreement.

The Company believes it is probable it will continue to receive funding from Glencore or other financing sources, including funding from the issuance of unsecured convertible debentures, allowing the Company to satisfy future financial obligations, complete development of the Project and to conduct future profitable operations.  Management’s belief is based upon the underlying value of the Project, progress on obtaining and maintaining permits, ongoing discussions with potential financiers and the majority shareholder relationship with Glencore.  Glencore has committed to provide financial support to enable the Company to continue its business operations for the next twelve months from the date of the consolidated financial statements.  See additional discussion in the “Financing Activities” section above.

In late December 2019, a novel coronavirus (COVID-19) was identified as originating in China, which subsequently spread worldwide and on March 11, 2020, the World Health Organization declared it was a pandemic.  The continued spread of COVID-19 globally, prolonged restrictive measures put in place to help control the outbreak of COVID-19 or other adverse public health developments could adversely affect global economies and financial markets.  This could result in volatility or an economic downturn having adverse effects on the future demand and prices for metals the Company will produce and on the Company’s ability to raise sufficient funds to finance ongoing development of the Project.  The extent to which COVID-19 impacts the business, including the market for its securities, the ability to raise capital and valuation of non-financial assets including mineral property, plant and equipment and intangibles, have not been material to date but will depend on future developments, which are highly uncertain and cannot be predicted at this time.

The Company is in discussions with various sources of debt and equity finance sufficient to fund ongoing permit litigation, Project optimization and construction.  Construction and ramp up to commercial production is anticipated to take approximately thirty months from receipt of construction funding.

PolyMet Mining Corp.
Management Discussion and Analysis
As at September 30, 2020 and for the three and nine months ended September 30, 2020
Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

Financial Instruments and Risk Management

Fair Value Measurements

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).  The three levels of the fair value hierarchy are described below:

Level 1 –	Quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 –	Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly; and

Level 3 –	Inputs for the asset or liability that are not based on observable market data.

Financial instruments measured at fair value subsequent to recognition include restricted deposits measured at fair value through profit or loss using Level 1 inputs resulting in a carrying value of $10.862 million (December 31, 2019 - $10.640 million), amounts receivable measured at fair value through profit or loss using Level 3 inputs resulting in a carrying value of $2.389 million (December 31, 2019 - $2.176 million) and accruals for expected payments to settle restricted share units measured at fair value through profit or loss using Level 2 inputs resulting in a carrying value of $0.836 million (December 31, 2019 - $0.125 million).

The fair values of the convertible debt and promissory note approximate the carrying amount at amortized cost using the effective interest method.  The fair values of other financial assets and other financial liabilities approximate their carrying amounts due to their short-term nature.

Liquidity Risk

Liquidity risk is the risk the Company will not be able to meet its financial obligations as they become due and arises through the excess of financial obligations over available financial assets due at any point in time.  The Company’s objective in managing liquidity risk is to maintain sufficient readily available reserves in order to meet its liquidity requirements at any point in time and is achieved by maintaining sufficient cash and managing debt.  While in the past the Company has been successful in closing financing agreements, there can be no assurance it will be able to do so in the future.  See additional discussion in the “Liquidity and Capital Resources” section above.

PolyMet Mining Corp.
Management Discussion and Analysis
As at September 30, 2020 and for the three and nine months ended September 30, 2020
Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

Related Party Transactions

The Company conducted transactions with senior management, directors and persons or companies related to these individuals, and paid or accrued amounts as follows:

	Nine months ended September 30, September 30,
	2020 (1)	2019 (2)
Salaries and other short-term benefits	$2,040	$1,918
Other long-term benefits	54	44
Share-based payment (3)	1,428	1,713
Total	$3,522	$3,675

(1)
Nine months ended September 30, 2020 includes Directors (Nathan Bullock, Jonathan Cherry, David Dreisinger, David Fermo, W. Ian L. Forrest, Peter Freyberg, Helen Harper, Alan Hodnik, Hilmar Rode, Stephen Rowland and Michael Sill) and senior management (Jonathan Cherry, Patrick Keenan, Bradley Moore and Richard Lock).

(2)
Nine months ended September 30, 2019 includes Directors (Dennis Bartlett, Jonathan Cherry, Mike Ciricillo, David Dreisinger, W. Ian L. Forrest, Peter Freyberg, Helen Harper, Alan Hodnik, Stephen Rowland and Michael Sill) and senior management (Jonathan Cherry, Patrick Keenan and Bradley Moore).

(3)	Share-based payment represents the amount capitalized or expensed during the period.

Agreements with senior management contain severance provisions for termination without cause or in the event of a change in control.  Other than Jonathan Cherry, no PolyMet director has an agreement providing for benefits upon termination.

As a result of Glencore’s 71.5% ownership and majority shareholder relationship, Glencore is also a related party.  In addition to the transactions described in the “Financing Activities” section above, the Company has entered into a Technical Services Agreement with Glencore whereby the Company reimburses Glencore for NorthMet technical support costs requested under an agreed scope of work, primarily in detailed project design and mineral processing.  During the nine months ended September 30, 2020, the Company recorded $0.173 million (September 30, 2019 - $0.304 million) for services under this agreement.

Off Balance-Sheet Arrangements

The Company does not utilize off-balance sheet arrangements.

Proposed Transactions

There are no proposed asset or business acquisition/disposal transactions that will materially affect the performance of the Company.

PolyMet Mining Corp.
Management Discussion and Analysis
As at September 30, 2020 and for the three and nine months ended September 30, 2020
Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

Critical Accounting Estimates

The preparation of consolidated financial statements in conformity with IFRS requires the use of certain critical accounting estimates.  This requires management to make estimates that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as at the date of the financial statements.

Critical accounting estimates used in the preparation of the consolidated financial statements are as follows:

Determination of Mineral Reserves

Reserves are estimates of the amount of product that can be economically and legally extracted from the Company’s property.  In order to estimate reserves, estimates are required about a range of geological, technical and economic factors, including quantities, production techniques, production costs, capital costs, transport costs, metal prices and exchange rates.  Estimating the quantity of reserves requires the size, shape and depth of deposits to be determined by analyzing geological data. This process may require complex and difficult geological judgments to interpret the data.  In addition, management will form a view of forecast prices for its products, based on current and long-term historical average price trends.  Changes in the proven and probable reserve estimates may impact the carrying value of property, plant and equipment, rehabilitation provisions, deferred tax amounts and depreciation, depletion and amortization.

Provision for Environmental Rehabilitation Costs

Provisions for environmental rehabilitation costs associated with mineral property, plant and equipment, are recognized when there is a present legal or constructive obligation that can be estimated reliably, and it is probable an outflow of economic benefits will be required to settle the obligation.  Provisions are determined by discounting the expected future cash flows at a pre-tax risk-free rate reflecting current market assessments of the time value of money.

The estimates of environmental rehabilitation liabilities could be affected by changes in regulations, changes in the extent of environmental rehabilitation required, changes in the means of rehabilitation, changes in the extent of responsibility for the financial liability, changes in operating plans, or changes in cost estimates.  Operations may in the future be affected from time to time in varying degrees by changes in environmental regulations, including those for future removal and site restoration costs.  The likelihood of new regulations and overall effect upon the Company may vary greatly and are not predictable.

The provision for environmental rehabilitation obligations represents management’s best estimate of the present value of the future cash outflows required to settle the liability.

PolyMet Mining Corp.
Management Discussion and Analysis
As at September 30, 2020 and for the three and nine months ended September 30, 2020
Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

Other MD&A Requirements

Outstanding Share Data

Authorized Capital:  Unlimited common shares without par value.

The following table summarizes the outstanding share information as at October 30, 2020:

Type of Security	Number Outstanding	Weighted Average Exercise Price
Issued and outstanding common shares (1)	100,699,716	$-
Restricted share units	1,209,609	$-
Share options	2,295,200	$7.51
Share purchase warrants	3,137,918	$8.04

(1)	Includes 9,550 of restricted shares which vest upon production.

As at September 30, 2020, the Company had obligations to issue up to 364,000 shares under the Company’s bonus share incentive plan upon achievement of Milestone 4 representing commencement of commercial production at NorthMet.  At the Company’s Annual General Meeting of shareholders held in June 2008, the disinterested shareholders approved issuance of these shares upon achievement of Milestone 4.  Regulatory approval is also required prior to issuance of these shares.

Risks and Uncertainties

An investment in the Company’s common shares is highly speculative and subject to a number of risks and uncertainties.  Only those persons who can bear the risk of the entire loss of their investment should participate.  An investor should carefully consider the risks described in PolyMet’s Annual Information Form for the year ended December 31, 2019 and other information filed with both the Canadian and United States securities regulators before investing in the Company’s common shares.  The risks described in PolyMet’s Annual Information Form are not the only ones faced.  Additional risks that the Company currently believes are immaterial may become important factors that affect the Company’s business.  If any of the risks described in PolyMet’s Annual Information Form for the year ended December 31, 2019 occur, the Company’s business, operating results and financial condition could be seriously harmed and investors could lose all of their investment.

Management’s Responsibility for Consolidated Financial Statements

The information provided in this report and the accompanying Consolidated Financial Statements are the responsibility of management.  The Consolidated Financial Statements have been prepared by management in accordance with IFRS as issued by the IASB and include certain estimates that reflect management’s best judgments.

The Board of Directors has approved the information contained in the Consolidated Financial Statements.  The Board of Directors fulfills its responsibilities regarding the Consolidated Financial Statements mainly through its Audit Committee, which has a written mandate that complies with current requirements of Canadian securities legislation, United States securities legislation, and the United States Sarbanes-Oxley Act of 2002.  The Audit Committee meets at least on a quarterly basis.

PolyMet Mining Corp.
Management Discussion and Analysis
As at September 30, 2020 and for the three and nine months ended September 30, 2020
Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

Evaluation of Disclosure Controls and Procedures

The Company's Chief Executive Officer and Chief Financial Officer have evaluated the effectiveness of the Company's disclosure controls and procedures (as such term is defined in Rules 13(a)-15(e) and 15(d)-15(e) under the US Exchange Act and the rules of the Canadian Securities Administrators as at December 31, 2019 (the "Evaluation Date").  Based on such evaluation, such officers concluded that, as of the Evaluation Date, the Company's disclosure controls and procedures are effective.  Such disclosure controls and procedures are designed to ensure that the information required to be disclosed by the Company in reports that it files or submits to the US Securities and Exchange Commission and the Canadian Securities Administrators is recorded, processed, summarized and reported within the time periods specified in applicable rules and forms, and includes controls and procedures designed to ensure information relating to the Company required to be included in reports filed or submitted under Canadian and United States securities legislation is accumulated and communicated to the Company’s management to allow timely decision regarding disclosure.

There have been no changes in the Company’s disclosure controls and procedures during the nine month period ended September 30, 2020 that have materially affected, or are reasonably likely to material affect, its disclosure controls and procedures.

Management’s Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting.  Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Consolidated Financial Statements for external reporting purposes in accordance with IFRS as issued by the IASB.

Internal control over financial reporting, no matter how well designed, has inherent limitations.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

There have been no changes in the Company’s internal control over financial reporting during the nine month period ended September 30, 2020 that have materially affected, or are reasonably likely to material affect, its internal control over financial reporting.

Additional Information

Additional information related to the Company is available on SEDAR and EDGAR, respectively, at www.sedar.com and at www.sec.gov, and on the Company’s website www.polymetmining.com.